                                                  EXHIBIT 7.16

IN THE COURT OF COMMON PLEAS
    CUYAHOGA COUNTY, OHIO

RICHARD M. OSBORNE                      )    Case No.
8635 East Avenue                        )
Mentor, Ohio 44060                      )
                                        )    Judge
     -and-                              )
                                        )
TURKEY VULTURE FUND XIII,               )
LTD.                                    )
8635 East Avenue                        )
Mentor, Ohio 44060                      )
                                        )
     vs.                                )
                                        )
JAMES C. MASTANDREA,                    )
First Union Realty Trust                )
55 Public Square, Suite 1900            )
Cleveland, Ohio  44113                  )
                                        )
     -and-                              )
                                        )
FIRST UNION REAL ESTATE                 )
EQUITY AND MORTGAGE                     )
INVESTMENTS                             )
55 Public Square                        )
Suite 1900                              )    COMPLAINT
Cleveland, Ohio 44113                   )    (Jury Demand Endorsed Hereon)
                                        )
     -and-                              )
                                        )
ALLEN H. FORD                           )
1666 Hanna Building                     )
1422 Euclid Avenue                      )
Cleveland, Ohio  44115                  )
                                        )
     -and-                              )
                                        )
OTES BENNET, JR.                        )
3460 S. Green Road, Apt. 202            )
Beachwood, Ohio  44112                  )
                                        )
     -and-                              )
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


DANIEL G. DEVOS                         )
Lanquest International                  )
201 Monroe N.W., Suite 500              )
Grand Rapids, Michigan  49503           )
                                        )
     -and-                              )
                                        )
STEPHEN R. HARDIS                       )
Eaton Corp.                             )
1111 Superior Avenue, 19th Floor        )
Cleveland, Ohio  44114-2584             )
                                        )
     -and-                              )
                                        )
RUSSELL R. GIFFORD                      )
CNG Energy Services                     )
1 Park Ridge Ctr.                       )
P.O. Box 15746                          )
Pittsburgh, Pennsylvania  15244         )
                                        )
     -and-                              )
                                        )
E. BRADLEY JONES                        )
30195 Chagrin Boulevard                 )
Suite 104W                              )
Pepper Pike, Ohio  44124                )
                                        )
     -and-                              )
                                        )
WILLIAM E. CONWAY                       )
Fairmount Minerals, LTD.                )
11833 Ravenna Road                      )
Chardon, Ohio  44024                    )
                                        )
     -and-                              )
                                        )
KENNETH  K. CHALMERS                    )
Executive Vice President                )
Bank of America Illinois                )
231 South LaSalle Street                )
Chicago, Illinois  60697                )
                                        )
          Defendants.                   )

                                NATURE OF CASE

     1. This action arises from a spurious lawsuit brought by a real estate investment trust and its Board of Trustees in an attempt to silence a potentially dissident shareholder. The Plaintiffs incurred more than $750,000 in damages as a result of this unjustified litigation, which the Defendants had filed in United States District Court.

     2. Under the Defendants' control, the Trust itself also expended at least $1,432,000 of its shareholders' money in pursuing the baseless federal case, which served only the personal interests of the Trustees, their cronies, and the mercenary law firm they engaged to represent them.

     3. On these grounds, the Plaintiffs individually seek both compensatory and punitive damages under claims for abuse of process and malicious prosecution. In their capacity as shareholders, the Plaintiffs have also sued the individual Defendants for breach of fiduciary duty in connection with their decision to embroil the Trust in a lawsuit having no legitimate purpose.

     4. The Plaintiffs initially asserted these causes of action as counterclaims in the unfounded District Court proceedings. In September, 1995, however, the federal trial judge dismissed the claims without prejudice, holding that they properly belonged in this forum as part of a separate action. In keeping with this ruling, the Plaintiffs now file their Complaint.
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
                                  THE PARTIES

     5. An Ohio limited liability company, Plaintiff Turkey Vulture Fund XIII, Ltd. constitutes an investment vehicle for its various members, who pooled their money for use in buying and selling publicly-traded securities. As the Fund's managing member, Plaintiff Richard M. Osborne has exclusive authority to decide which particular transactions that Turkey Vulture will pursue.

     6. A real estate investment trust organized under Ohio law, Defendant First Union Real Estate Investment Trust maintains its offices in Cleveland, Ohio. The individual Defendants each serve on First Union Board of Trustees. In addition, Defendant James C. Mastandrea serves as the Trust's president, chief executive officer, and chairman of the board.

     7. First Union shares trade on the New York Stock Exchange. Over a seven-month period beginning in August, 1994, Osborne and Turkey Vulture accumulated more than 1.6 million shares in the Trust. Osborne has since transferred his stock to Turkey Vulture, which now stands as the Trust's largest shareholder.

                           JURISDICTIONAL CONCERNS

     8. All but two of the individual Defendants reside in Ohio, where First Union prosecuted the unjustified federal lawsuit. The two exceptions, Daniel
G. DeVos and Kenneth K. Chalmers, both attended Board meetings in Ohio and engaged in communications with First Union in this state in connection with the litigation.

     9. Through these means, DeVos and Chalmers participated in sanctioning the abusive lawsuit that First Union filed in this state. The Court has jurisdiction over these Defendants in light of these facts and in light of their position as Trustees of an entity headquartered in Ohio and created under the auspices of its laws.

                              FACTUAL BACKGROUND

I.   First Union's Status As A Real Estate Investment Trust

     10. From the time of its creation in 1961, First Union has done business as a real estate investment trust, common known as a "REIT." REITs serve as a means for investors to participate in the real estate market while maintaining the liquidity of their funds.

     11. The United States Internal Revenue Code extends certain benefits to REITs that remain unavailable to other forms of business enterprises. Specifically, REITs need not pay tax on the income they earn, so long as they distribute these sums to beneficiaries. This exemption maximizes the funds available for distribution to investors.
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

     12. REITs must satisfy certain conditions to preserve their eligibility for this favorable treatment. In particular, such organizations must have at least 100 shareholders. In addition, at no time during the last half of a taxable year can five or fewer investors own as much as half of a REIT's outstanding shares.

II.  First Union's Declining Fortunes

     13. Once highly successful, First Union's performance has declined markedly in recent years. The price of its stock reflects the severity of this change in circumstances:

Price of First Union Stock

                                Closing Monthly Price
           -------------------------------------------------------------------
           1987    1988    1989    1990   1991   1992    1993    1994    1995
January    25.375  21.75   19      15.25   9.5    7.625  11.25   10      7.625
February   25.5    22.75   19.5    15.75   9      8.125  11.25    8      7.5
March      25.25   21.125  18.625  17.625  9.75   8.375  11.5     7.125  7.25
April      26.25   21.75   19.125  15.25  10.25   8.5    10.25    7.25   7.625
May        26.625  22.125  19.25   15.75  10.5    7.75    9.75    6.375  7.375
June       27.125  19.825  18.825  15.375 10.125  8.5    10.125   6.25   7.5
July       26.75   20      19.625  15.5    9.825  8.25   10.825   6.625  7.75
August     25.5    18.625  19.25   13.625  9.5    8.625  11.125   7.125  7.375
September  25.375  18.625  17.75   10.5    9.75   8.75   11.25    7.625  7.125
October    18.375  18.625  17.375  10.375  8.625 10      10.375   6.75
November   18      17.825  17.5    11.5    8.25   9.125   9.625   6.625
December   18.125  18.25   16.375   7.375  7      9.75   10.125   8.14

[The table represents information from a graph illustrating the decline in the price of First Union Stock from January 1987 to October of 1995.]


     14. Beneficiaries in First Union have thus lost over half the value of their investment since 1990, with the price of their stock dropping from $16-to approximately $7-per-share.

     15. Not even the dividends paid by First Union erase this monumental downturn. Taking into account such distributions, beneficiaries in the Trust have still lost close to 12 percent of their original investment over the past five years. In contrast, the stock of other large, public-traded companies has yielded a positive total average return of close to 50 percent over the same period.

III. The Reign Of Mastandrea

     16. Mastandrea joined First Union of July of 1993 as the heir apparent to Chairman and Chief Executive Officer Donald Schofield. By the end of that year, Schofield had retired with a lucrative severance package and "consulting agreement" in hand.

     17. First Union hired Mastandrea to turn around its abysmal performance and to restore its attractiveness among investors. Mastandrea at least paid lip service to these goals, vowing to pursue means that would realize the latent worth of the Trust's real estate assets and thus boost the value of its stock.

     18. Rather than benefit investors, however, the program implemented by Mastandrea served principally to line his own pockets. Within months of assuming control, Mastandrea had First Union slash its dividend by more than 40 percent. The price of First Union stock dropped by one-fifth in the two weeks following the public announcement of this decision.

     19. At this same time, Mastandrea presented for consideration by beneficiaries a stock incentive plan for First Union management. Under the plan, the Compensation Committee of the Board of Trustees would have the discretion to award stock options to Mastandrea and other members of his administration, regardless of First Union's performance or the state of its finances.

     20. Upon putting the stock incentive plan to a vote, Mastandrea and his affiliates knew that its passage constituted a virtual lock. Under the Trust's internal rules, any beneficiary who did not participate in the election for whatever reason would nevertheless have his vote counted in favor of the plan. With this skewed procedure playing a decisive role, beneficiaries endorsed (or, more accurately, acquiesced to) the stock incentive plan at their annual meeting in April, 1994.

     21. During Mastandrea's stewardship, First Union's expenses have mushroomed, its earnings have shrunk, and the downward spiral of its stock has actually accelerated. Nevertheless, the First Union Compensation Committee has seen fit to award Mastandrea and other officers millions of dollars in stock and stock options, much of it under the authority of the newly adopted incentive plan.

IV.  Osborne And Turkey Vulture

     22. During 1994, Osborne came to the conclusion that First Union's real estate holdings made its stock far more valuable than its market price
suggested.   In August of that year, Osborne began to purchase First Union shares in his personal securities brokerage account.

     23. Osborne formed Turkey Vulture toward the end of 1994 and contributed his First Union stock to the Fund, which continued to invest in First Union.
By mid-January, 1995, Turkey Vulture owned 906,600 shares at a cost of more than $6,000,000.

     24. Federal securities law obligates investors to submit a disclosure statement known as a Schedule 13D to the Securities and Exchange Commission when the size of their interest in a company comes to exceed five percent. The 13D alerts other shareholders to substantial accumulations of stock that might impact the value of their investment.

     25. Turkey Vulture's 906,600 shares represented 5.2 percent of all outstanding First Union stock. Accordingly, Turkey Vulture filed a Schedule 13D with the Securities and Exchange Commission on January 16, 1995.

V.   Fear And Loathing At First Union

     26. Mastandrea routinely monitored the volume of trading in the Trust's stock. In late 1994, he noticed the increase caused by the Plaintiffs' purchases.

     27. Given the Trust's dismal recent history, Mastandrea should have celebrated the notion of increased investment in First Union. Even before he knew exactly who was buying stock, however, Mastandrea became suspicious and defensive. He had no inclination to deal with new shareholders who might ask hard questions about the Trust's languishing prospects and the self-serving policies adopted by management.

     28. This reaction only intensified with the filing of the 13D, which revealed the Plaintiffs as the ones who had been purchasing shares. Osborne had a well-publicized history as an investor; the media had noted his willingness to take on corporate management that he deemed mediocre or ineffective. Mastandrea wished to avoid any such confrontation, whatever the cost. He embarked upon a surreptitious investigation of the Plaintiffs and their intentions with respect to First Union.

VI.  The Federal Lawsuit

     29. Mastandrea's efforts culminated with the lawsuit against Osborne, Turkey Vulture, and a host of other Defendants. First Union filed the case on February 3, 1995 in United States District Court in Cleveland. The Honorable Lesley Brooks Wells presided over the action.

     30. A copy of the federal complaint filed by First Union appears as Exhibit "A" to this Complaint. The pleading accuses Osborne and Turkey Vulture of forming a cabal with the other Defendants to stage a takeover of the Trust. After achieving this illicit purpose, the alleged conspirators purportedly planned to plunder First Union's assets for their own benefit. Such conduct would supposedly disqualify the Trust from the favorable tax treatment extended to REITs.

     31. These allegations derived solely from Mastandrea's single-minded desire to eliminate the Plaintiffs as investors in First Union. Either Judge Wells or First Union itself dismissed the claims against the other ten federal Defendants for participating in the purported attempt to seize control of the Trust.

     32. In truth, the Plaintiffs never planned to take over First Union. Any such plot would have necessarily failed -- the Trust's By-Laws nullified acquisitions of stock that would give a particular investor more than 9.8 percent of all outstanding shares. With this provision in place, the Plaintiffs' interest in First Union never could have grown large enough to permit the alleged coup.
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

     33. The impossibility of its allegations did not dissuade First Union from proceeding with the federal lawsuit. Instead, it concocted a basis for the suit by drawing connections between unrelated events, entrapping unwitting parties in patently invalid admissions, ignoring evidence that revealed the improbability of its claims, and other similar tactics.

VII. First Union's Refusal To Meet With Osborne

     34. To the extent that First Union's officers and Trustees harbored legitimate doubts about the Plaintiffs, these parties willfully maintained their ignorance of the true state of affairs. Both before and after the inception of the federal lawsuit, Osborne repeatedly attempted to arrange a meeting with Mastandrea and individual board members to explain the nature and purpose of Turkey Vulture's investment.

     35. No trustee, however, would ever consent to see Osborne. Mastandrea as well eschewed such discussions until the late summer of 1995, when he and Osborne met in an unsuccessful effort to settle the federal action.

VIII.     The Proxy Fight

     36. First Union's Board of Trustees consists of nine members. Each year, three of the positions come up for election at the Trust's annual meeting of shareholders.

     37. The Trustees whose terms expired in 1995 included Hardis, Jones, as well as Mastandrea himself. Each of these Defendants sought reelection to their respective positions.

     38. In the wake of the abusive federal lawsuit and First Union's steadfast refusal to meet, the Plaintiffs chose to assemble and support their own slate of candidates for the Board of Trustees. Their nominees included Osborne; Steven A. Calabrese (the Executive Vice President of a real estate appraisal company); and James R. Webb, Ph.D. (a professor of Finance at Cleveland State University).

     39. Beneficiaries who did not attend First Union's annual meeting could nevertheless participate in the election of Trustees by submitting a proxy to either the Trust or a representative of the nominees endorsed by Osborne and Turkey Vulture. Recipients of these proxies could in turn cast the votes in favor of their respective candidates. Both First Union and the Plaintiffs' slate of candidates circulated proxies and related campaign materials among beneficiaries of the Trust.

     40. In March, 1995, First Union amended its federal Complaint to include various new causes of action against the Plaintiffs. Included was a claim under Section 14(a) of the federal Securities Exchange Act, which prohibits the
misrepresentation of relevant information in proxy materials.    First Union
specifically accused Osborne and Turkey Vulture of failing to inform other beneficiaries of their purported intention to seize control of the Trust.

     41. By the time First Union raised this allegation, it knew full well that the Plaintiffs could never stage such a takeover and never had planned to do so. It nevertheless asserted the Section 14(a) claim in order to taint the validity of their proxies in the eyes of other beneficiaries.

     42. While introducing the proxy claim, First Union's amended pleading also charge Osborne with unlawfully interfering with business relations. The Trust putatively sought to recover $30 million in compensatory damages under this theory of liability, which failed to enumerate any of the particular transactions that Osborne supposedly disrupted.

     43. The absence of such detail represented more than a pleading deficiency -- First Union knew from the onset that it could never substantiate any actionable interference by Osborne. The Trust nevertheless brought this claim as a predicate for bribing beneficiaries to support the incumbents in the upcoming election. In a press release issued on March 20, 1995, Mastandrea stated that First Union investors "are entitled to" share in the damages it would recover from Osborne under the interference claim. He further declared that First Union would "distribute any damage award to our [beneficiaries] to the extent legally possible." While emphasizing the $30 million prayer for damages, Mastandrea left beneficiaries in the dark about the phantom grounds for the tortious interference claim.

     44. First Union's annual meeting took place on April 11, 1995. Although the challengers each garnered more than 4.5 million votes, Hardis, Jones, and Mastandrea managed to retain their positions on the Board.

IX.  Squire, Sanders & Dempsey

     45. The law firm of Squire, Sanders & Dempsey represented First Union in the federal lawsuit. While serving in this capacity, SS&D owed a duty to the Trust's beneficiaries to protect all of their interests and to refrain from any conduct that impaired the value of their investment.

     46. SS&D ignored these obligations in prosecuting the federal lawsuit. In order to indulge Mastandrea's desire to eliminate the Plaintiffs as investors, the law firm took the lead in digging for incriminating information concerning these parties. Despite the obvious impropriety of this attack upon First Union's largest beneficiary, and notwithstanding evidence that betrayed the speciousness (and worse) of the claims it was pursuing, SS&D persisted in prosecuting the District Court case.

     47. SS&D disregarded all constraints in this effort. After nine months, the parties had submitted more than 600 pleadings to Judge Wells, virtually all of which the law firm either filed itself or necessitated by its no-holds-barred litigation strategy.

     48. First Union handsomely compensated SS&D for this offensive. In a conference call with investment analysts on October 20, 1995, Mastandrea admitted that First Union had expended $1,432,000 in legal fees in connection with the federal case. This total encompasses an expenditure of almost EIGHT CENTS PER SHARE.

     49. Despite SS&D's obvious self-interest, First Union's Trustees completely abdicated their responsibility to ensure that the federal lawsuit comported with the best interest of the beneficiaries. The Trustees exercised no oversight whatsoever over the costly litigation orchestrated by the law firm. Even in the face of patent defects in the case against the Plaintiffs, the First Union Board allowed SS&D and SS&D alone to decide how the case would proceed.

X.   The Status Of The Federal Case

     50. In September, 1995, Judge Wells dismissed First Union's proxy claims with prejudice, holding that the victory of the incumbent Trustees rendered this cause of action moot. The Court also summarily dismissed of various other counts alleged against Osborne and Turkey Vulture. The trial of what remained of First Union's case is set to begin on November 6, 1995.

     51. The Plaintiffs spent more than $750,000 in defending against the bogus claims alleged against them by First Union.

                         COMPLIANCE WITH CIV. R. 23.1

     52. As part of this lawsuit, Turkey Vulture seeks recovery on First Union's behalf for the Trustees' waste of assets in financing the federal action. As previously discussed, Osborne unsuccessfully attempted to meet with the individual Defendants in an attempt to dissuade them from perpetuating the groundless litigation.

     53. Given the Trustees' refusal to communicate with Osborne, and given the personal liability these individuals face under Turkey Vulture's derivative claim, any attempt to convince the Board to have First Union directly prosecute this cause of action for itself would constitute an exercise in futility.

     54. Ohio law does not obligate Turkey Vulture to obtain the consent of other First Union shareholders before asserting derivative claims for the Trust. Even if such a requirement actually existed, the Fund could not practicably comply, given the overwhelming number of investors and the lack of any means to determine their whereabouts.

                                   COUNT ONE
                            [Abuse Of Process Claim]

     55. Osborne and Turkey Vulture incorporate by reference the allegations contained in Paragraphs 1 through 54 of this Complaint.

     56. While First Union may have initially had valid grounds to file the federal lawsuit against Osborne and Turkey Vulture, the inaccuracy of its allegations soon became patently clear. First Union nonetheless proceeded with its case as a means to force the Plaintiffs to relinquish their interest in the Trust, to protect Mastandrea and his affiliates from any challenge they might mount, to enhance their chances of prevailing in the proxy contest, and for other, equally invalid purposes. As a proximate result of this unlawful conduct, Osborne and Turkey Vulture suffered damages in excess of $750,000.

     57. First Union intentionally and maliciously perpetrated its abuse of process, thus exposing the Plaintiffs to the significant harm that they ultimately suffered. As a consequence, Osborne and Turkey Vulture deserve an award of punitive damages.

                                   COUNT TWO
                             [Malicious Prosecution]

     58. Osborne and Turkey Vulture incorporate by reference the allegations contained in Paragraphs 1 through 57 of this Complaint.

     59. First Union lacked probable cause in asserting its federal proxy claims against the Plaintiffs, which Judge Wells dismissed with prejudice. First Union knew full well that Osborne and Turkey Vulture had not violated
Section 14(a) of the Securities Exchange Act. The Trust nevertheless included the proxy count in its federal pleadings for the same untoward tactical reasons that precipitated the remainder of the lawsuit. As a proximate result of this malicious prosecution, the Plaintiffs suffered damages in excess of $200,000.

     60. First Union acted intentionally and maliciously in prosecuting its groundless proxy claim, thus exposing the Plaintiffs to the significant harm that they ultimately suffered. As a consequence, Osborne and Turkey Vulture deserve an award of punitive damages.

                                   COUNT THREE
                   [Derivative Claim For Breach Of Fiduciary Duty]

     61. Turkey Vulture incorporates by reference the allegations contained in Paragraphs 1 through 60 of this Complaint.

     62. As members of the Board of Trustees, the individual Defendants have a fiduciary obligation to preserve First Union's assets and to act prudently in taking action on the Trust's behalf.

     63. The Trustees violated this duty by authorizing the federal lawsuit on the basis of trumped-up charges, all for the purpose of deflecting attention from their own actions, entrenching the position of First Union's current officers, and forcing the Plaintiffs to relinquish their interest in the Trust. As a proximate result of this gross malfeasance, First Union has suffered damages that exceed $1,432,000.

     64. The Trustees consciously disregarded the great probability that their dereliction of duty would substantially harm First Union. As a consequence, the Trust deserves an award of punitive damages.

     WHEREFORE, Plaintiffs Richard M. Osborne and Turkey Vulture Fund XIII, Ltd. pray for the following:

     1) Under Count One, an award from First Union of compensatory damages exceeding $750,000 and punitive damages in the amount of $2,000,000;

     2) Under Count Two, an award from First Union of compensatory damages exceeding $200,000 and punitive damages in the amount of $600,000;

     3) Under Count Three, an award in favor of First Union of compensatory damages exceeding $1,432,000 and punitive damages in the amount of $4,000,000, jointly and severally from each of the individual Defendants; plus

     4)   Interest;

     5) An award of the costs and attorneys fees incurred in seeking derivative relief on behalf of First Union, jointly and severally from each of the individual Defendants;

     6) An award of the costs and attorneys fees incurred in prosecuting the balance of the lawsuit; plus

     7)   Any other relief that the Court deems just and proper.


                         KOHRMAN JACKSON & KRANTZ



                         /s/ Joshua R. Cohen
                         -------------------
                         Byron S. Krantz (Ohio S.Ct. Reg. # 0031431)
                         Joseph E. Rutigliano (Ohio S.Ct. Reg. #007216) Joshua R. Cohen (Ohio S.Ct. Reg. #0032356) 20th Floor, One Cleveland Center
                         1375 East Ninth Street
                         Cleveland, Ohio 44114
                         (216) 696-8700




                          JURY DEMAND

      Under the authority of Civ. R. 38, the Plaintiffs respectfully demand trial by jury on all eligible claims and issues.




                         /s/ Joshua R. Cohen
                         -------------------
                         Joshua R. Cohen